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                             [Logo of CanWest Global
                              Communications Corp.]


                                  NEWS RELEASE

For immediate release
June 1, 2005


  Peter Viner to replace Rick Camilleri as President & CEO, CanWest MediaWorks


WINNIPEG -- CanWest Global Communications Corp. today announced the departure of Richard Camilleri as President, CanWest MediaWorks. Mr. Camilleri will be succeeded in that position by long-time CanWest executive Peter Viner. CanWest MediaWorks comprises CanWest's Canadian broadcasting, newspaper and online operations.

Peter Viner has served CanWest in a number of senior executive roles in his 25 years with the Company. A former television sales executive, he went from managing Vancouver television station CKVU-TV in 1992 to run the TEN Television Network in Australia. In his 5 years as CEO of TEN, he turned that network into a multi-billion dollar enterprise. On his return to Canada in 1997, he was appointed President and CEO of CanWest Global, a post he held until Leonard Asper took the helm of the Company. Since that time, Mr. Viner has served as Publisher of the National Post, and more recently been involved as a strategic advisor in a number of the Company's corporate development initiatives.

"We wish to thank Mr. Camilleri for his contributions over his three year tenure with the Company, and wish him well in his future endeavours," said Leonard Asper, CanWest's President and Chief Executive Officer.

"I can think of no CanWest executive better suited to meet the challenges that we face and make the best of our opportunities than Peter Viner," continued Mr. Asper. "During Peter's long career with the Company, he has successfully run media operations in Canada and internationally. The success that the TEN Television Network in Australia enjoys today is in large part due to Peter's management of that network from our acquiring it in 1992 until his return to Canada in 1997."

"Peter's vast and intimate knowledge of the Company will serve us well as we continue to rebuild Global Television and transform our newspaper business into a multi-media publishing powerhouse. He will also be a great contributor to our ongoing strategic planning process," said Mr. Asper. "I do want to emphasize that this change in leadership in no way alters our Canadian multi-media strategy or diminishes our corporate commitment to our Canadian media operations."

"I am very much looking forward to my new role," stated Mr. Viner "I intend to focus strongly on improving the financial performance of our core Canadian businesses so we can create tangible shareholder value."
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"There has been speculation recently of our interest in spinning out some or all of our Canadian media operations into an income trust structure. A possible income trust remains under active consideration, however, this change in Canadian leadership could affect the timing of any such decision. We remain focused upon continuing to strengthen our balance sheet and create value for our shareholders. " said Mr. Asper.

CanWest Global Communications Corp. (NYSE: CWG; TSX: CGS.SV and CGS.NV, www.canwestglobal.com), an international media company. CanWest is Canada's largest media company. In addition to owning the Global Television Network, CanWest is Canada's largest publisher of daily newspapers, and also owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, Web sites and radio networks in Canada, New Zealand, Australia and Ireland.





For further information, please contact:

Geoffrey Elliot
Vice President, Corporate Affairs

Tel: (204) 956 2025
Fax: (204) 947 9841
Email: gelliot@canwest.com
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